N E W S R E L E A S E

September 22, 2010

Bisha Looks Forward to Significant Reserve and Production Expansion

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) is pleased to advise on growth strategies for reserves and throughput for the Bisha project in Eritrea. The Bisha gold phase remains on time and on budget, with commissioning expected in Q4 2010 and commercial production in Q1 2011.

Reserves

Nevsun expects to increase Bisha’s 20 million tonne reserve as a result of the following opportunities:

•

Revising reserve calculations for updated metals prices and lower cut-off grades. The existing reserve was determined using outdated cut-off grades and metal prices. Recalculation could potentially convert what was previously considered waste to ore;

•

Converting inferred resources below the feasibility study pit to reserves by infill drilling;

•

Definition drilling of the hanging wall copper mineralization, directly adjacent to the Bisha deposit, to estimate additional resources and potential reserves; and

•

Infill drilling the Harena discovery, which is 9km south west of Bisha, to perform a resource and reserves estimate.

Bisha’s 20 Mt reserve is part of a 27 Mt measured and indicated and 12 Mt inferred resource, indicating substantial opportunity for growth. The extent of reserve expansion is not yet fully determinable but the Company anticipates the above activities should significantly enhance total reserves within the next year.

Production

The Company plans to design the copper phase with throughput rates of 20% to 40% higher than the 2 Mt per year modeled in the Bisha feasibility study. Detailed design for the copper phase is starting in the next quarter with copper phase production scheduled for early 2013.

Darin Wasylik, Senior Geologist for Nevsun, a qualified person under National Instrument 43-101, has reviewed the reserves information above.

Forward Looking Statements: The above contains forward-looking statements concerning commissioning and production schedule, growth  opportunities, potential increases in resources and reserves, design adjustments and schedules, and expected results.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T.Davis” Cliff T. Davis President & Chief Executive Officer NSU 10-15.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com